51-102F3
MATERIAL CHANGE REPORT

Item 1Name and Address of Company

Red Metal Resources Ltd. (the "Company")

1130 Pender Street, West, Suite 820

Vancouver, BC V6E 4A4

Item 2Date of Material Change

June 19, 2024

Item 3News Release

The news release dated June 19, 2024, was disseminated via NewsFile on June 19, 2024.

Item 4Summary of Material Change

Private Placement Offering

On June 19, 2024, the Company closed the first tranche of its previously announced private placement (the “Offering”) issuing 1,200,000 common shares in the capital of the Company at a price of $0.05 per common share for gross proceeds of $60,000. The Company intends to close a second tranche in the coming weeks.

The aggregate gross proceeds from the sale of the Offering are expected to be used to fund working capital.

Debt Settlement

On June 19, 2024, the Company completed its previously announced debt settlement with various creditors (the “Debt Settlement”), pursuant to which it issued an aggregate of 12,581,865 common shares at a deemed price of $0.05 per Share and settled an aggregate of $629,093.25 in outstanding indebtedness.

Item 5Full Description of Material Change

5.1 Full Description of Material Change

Private Placement Offering

On June 19, 2024, the Company closed the first tranche of the Offering issuing 1,200,000 common shares in the capital of the Company at a price of $0.05 per common share for gross proceeds of $60,000. The Company intends to close a second tranche in the coming weeks.

No finder’s fees were paid in connection with the closing of the first tranche of the Offering.

The aggregate gross proceeds from the sale of the Offering are expected to be used to fund working capital.

Debt Settlement

On June 19, 2024, the Company completed the Debt Settlement pursuant to which it issued an aggregate of 12,581,865 common shares at a deemed price of $0.05 per Share and settled an aggregate of $629,093.25 in outstanding indebtedness.

The common shares issued in the Offering and the Debt Settlement are subject to a hold period expiring four months and one day from the date of issuance.

The debt settlements with each of Fladgate Exploration Consulting Corporation, Da Costa Management Corp., Gregory Jensen, Brian Gusko and Judith Marian Myers (together, the “Insider Settlements”) are “related party transactions” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Insider Settlements are exempt from the valuation requirement of MI 61-101 by virtue of the exemptions contained in section 5.5(b) of MI 61-101 as the Company's common shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(1)(a) of MI 61-101 in that the fair market value of the Insider Settlements will not exceed 25% of the Company's market capitalization. As the material change report disclosing the Insider Settlements is being filed less than 21 days before the transaction, there is a requirement under MI 61‐101 to explain why the shorter period was reasonable or necessary in the circumstances. In the view of the Company, it is necessary to immediately close Insider Settlements and therefore, such shorter period is reasonable and necessary in the circumstances to improve the Company's financial position.

None of the securities sold in connection with the Offering and Debt Settlement were registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements

Disclosure Required by MI 61-101

Pursuant to MI  61-101, the Debt Settlement constituted a “related party transaction”, in part, as certain directors and officers of the Company participated, directly and indirectly, in the Debt Settlement.

The following supplementary information is provided in accordance with Section 5.2 of MI 61‐101.

(a)a description of the transaction and its material terms:

See Item 5.1 above for a description of the Debt Settlement.

(b)the purpose and business reasons for the transaction:

The purpose of the transaction is to settle debt owed to certain creditors of the Company.

(c)the anticipated effect of the transaction on the issuer’s business and affairs:

The Company does not anticipate any material effect on the Company’s business and affairs.

(d)a description of:

(i)the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

Each of Caitlin Jeffs, a director of the Company, and Michael Thompson, a director and officer of the Company, indirectly through Fladgate Exploration Consulting Corporation (“Fladgate”), jointly acquired 2,581,865 common shares in settlement of $129,093.25 in respect of certain loans advanced to the Company. Ms. Jeffs and Mr. Thompson have joint control over Fladgate, each holding 33.33% of Fladgate, therefore, the Debt Settlement was a “related-party transaction” as such term is defined in MI 61-101. Ms. Jeffs’ and Mr. Thompson’s indirect participation in the Debt Settlement was approved by disinterested members of the board of directors of the Company.

Joao da Costa, an officer of the Company, indirectly through Da Costa Management Corp. (“Da Costa Mgt”), acquired 1,000,000 common shares in settlement of $50,000 in accounts payable to Da Costa Mgt, for services rendered to the Company. As such, the Debt Settlement was a “related-party transaction” as such term is defined in MI 61-101.

Gregory Jensen, a director and officer of the Company, directly acquired 3,000,000 common shares in settlement of $150,000 in respect of a loan assignment. As such, the Debt Settlement was a

“related-party transaction” as such term is defined in MI 61-101. Mr. Jensen’s participation in the Debt Settlement was approved by disinterested members of the board of directors of the Company.

Brian Gusko, an officer of the Company, directly acquired 3,000,000 common shares in settlement of $150,000 in respect of a loan assignment. As such, the Debt Settlement was a “related-party transaction” as such term is defined in MI 61-101.

Judith Marian Myers, a director of the Company, directly acquired 3,000,000 common shares in settlement of $150,000 in respect of a loan assignment. As such, the Debt Settlement was a “related-party transaction” as such term is defined in MI 61-101.  Ms. Myers participation in the Debt Settlement was approved by disinterested members of the board of directors of the Company.

(ii)the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The following table sets out the effect of the Debt Settlement on the percentage of securities of the Company beneficially owned or controlled by certain insiders:

Name and Position	Dollar Amount of Shares Acquired	Number of Shares Acquired	No. of Shares Held prior to Closing of the Settlement	Percentage of Issued and Outstanding Shares prior to Closing of the Settlement	No. of Shares Held After Closing of the Settlement	Percentage of Issued and Outstanding Shares After Closing of the Settlement
Gregory Jensen Director, Chief Executive Officer, President and Corporate Secretary	$150,000	3,000,000 common shares	Undiluted: Nil Diluted: Nil	Undiluted: Nil(1) Diluted: Nil	Undiluted: 3,000,000(3) Diluted: 3,000,000	Undiluted: 9.35%(2) Diluted: 9.35%
Joao da Costa Chief Financial Officer	$50,000	1,000,000 common shares	Undiluted: 247,897(4) Diluted: 381,230(5)	Undiluted: 1.27%(1) Diluted: 1.94%(6)	Undiluted: 1,247,897(7) Diluted: 1,381,230(8)	Undiluted: 3.89%(2) Diluted: 4.29%(9)
Brian Gusko Vice President, Finance	$150,000	3,000,000 common shares	Undiluted: Nil Diluted: Nil	Undiluted: Nil(1) Diluted: Nil	Undiluted: 3,000,000(10) Diluted: 3,000,000	Undiluted: 9.35%(2) Diluted: 9.35%
Michael Thompson Director and Vice President Exploration	$129,093.25(11)	2,581,865(12) common shares	Undiluted: 241,537(13) Diluted: 291,537(14)	Undiluted: 1.24%(1) Diluted: 1.49%(15)	Undiluted: 2,823,402(16) Diluted: 2,873,402(17)	Undiluted: 8.80%(2) Diluted: 8.95%(18)
Caitlin Jeffs Director	$129,093.25(11)	2,581,865(12) common shares	Undiluted: 2,021,804(19) Diluted: 2,168,471(20)	Undiluted: 10.37%(1) Diluted: 11.04%(21)	Undiluted: 4,603,669(22) Diluted: 4,750,336(23)	Undiluted: 14.35%(2) Diluted: 14.74%(24)
Judith Marian Myers Director	$150,000	3,000,000 common shares	Undiluted: Nil Diluted: Nil	Undiluted: Nil(1) Diluted: Nil	Undiluted: 3,000,000(25) Diluted: 3,000,000	Undiluted: 9.35%(2) Diluted: 9.35%

(1)Based on 19,488,861 common shares outstanding after completion of the Offering and prior to the completion of the Debt Settlement on June 19, 2024.

(2)Based on 32,070,726 common shares outstanding after completion of the Offering and Debt Settlement on June 19, 2024.

(3)Shares held directly.

(4)Comprised of: (i) 149,008 common shares held directly, (ii) 98,889 common shares held indirectly through Da Costa Management Corp (“Da Costa Mgt”).

(5)Comprised of: (i) 149,008 common shares held directly, (ii) 98,889 common shares held indirectly through Da Costa Mgt, and (iii) 133,333 stock options (each, an “Option”) held by Mr. da Costa, each of which is exercisable into one common share, exercisable at a price of $0.75 per common share until November 24, 2026.

(6)Based on 19,622,194 common shares comprised of: (i) 19,488,861 common shares outstanding after completion of the Offering and prior to the completion of the Debt Settlement on June 19, 2024, and (ii) 133,333 Options held by Mr. da Costa, each of which is exercisable into one common share, exercisable at a price of $0.75 per common share until November 24, 2026.

(7)Comprised of: (i) 149,008 common shares held directly, and (ii) 1,098,889 common shares held indirectly through Da Costa Mgt.

(8)Comprised of: (i) 149,008 common shares held directly, (ii) 1,098,889 common shares held indirectly through Da Costa Mgt, and (iii) 133,333 Options held by Mr. da Costa, each of which is exercisable into one common share, exercisable at a price of $0.75 per common share until November 24, 2026.

(9)Based on 32,204,059 common shares comprised of: (i) 32,070,726 common shares outstanding after completion of the Offering and Debt Settlement on June 19, 2024, and (ii) 133,333 Options held by Mr. da Costa, each of which is exercisable into one common share, exercisable at a price of $0.75 per common share until November 24, 2026.

(10)Shares held directly.

(11)Based on the aggregate settlement of $129,093.25 settled with Fladgate Exploration Consulting Corporation (“Fladgate”), a company controlled by Ms. Jeffs and Mr. Thompson, each owning 33.33% of the interest in Fladgate.

(12)Comprised of 2,581,865 common shares held indirectly through Fladgate.

(13)Comprised of: (i) 131,508 common shares held directly, and (ii) 110,029 common shares held indirectly through Fladgate.

(14)Comprised of: (i) 131,508 common shares held directly, (ii) 110,029 common shares held indirectly through Fladgate, and (iii) 50,000 Options held by Mr. Thompson, each of which is exercisable into one common share, exercisable at a price of $0.75 per common share until November 24, 2026.

(15)Based on 19,538,861 common shares comprised of: (i) 19,488,861 common shares outstanding after completion of the Offering and prior to the completion of the Debt Settlement on June 19, 2024, and (ii) 50,000 Options held by Mr. Thompson, each of which is exercisable into one common share, exercisable at a price of $0.75 per common share until November 24, 2026.

(16)Comprised of: (i) 131,508 common shares held directly, and (ii) 2,691,894 common shares held indirectly through Fladgate.

(17)Comprised of: (i) 131,508 common shares held directly, and (ii) 2,691,894 common shares held indirectly through Fladgate, and (iii) 50,000 Options held by Mr. Thompson, each of which is exercisable into one common share, exercisable at a price of $0.75 per common share until November 24, 2026.

(18)Based on 32,120,726 common shares comprised of: (i) 32,070,726 common shares outstanding after completion of the Offering and Debt Settlement on June 19, 2024, and (iii) 50,000 Options held by Mr. Thompson, each of which is exercisable into one common share, exercisable at a price of $0.75 per common share until November 24, 2026.

(19)Comprised of: (i) 1,911,775 common shares held directly, and (ii) 110,029 common shares held indirectly through Fladgate.

(20)Comprised of: (i) 1,911,775 common shares held directly, (ii) 110,029 common shares held indirectly through Fladgate, and (iii) 146,667 Options held by Ms. Jeffs, each of which is exercisable into one common share, exercisable at a price of $0.75 per common share until November 24, 2026.

(21)Based on 19,635,528 common shares comprised of: (i) 19,488,861 common shares outstanding after completion of the Offering and prior to the completion of the Debt Settlement on June 19, 2024, and (ii) 146,667 Options held by Ms. Jeffs, each of which is exercisable into one common share, exercisable at a price of $0.75 per common share until November 24, 2026.

(22)Comprised of: (i) 1,911,775 common shares held directly, and (ii) 2,691,894 common shares held indirectly through Fladgate.

(23)Comprised of: (i) 1,911,775 common shares held directly, (ii) 2,691,894 common shares held indirectly through Fladgate, and (iii) 146,667 Options held by Ms. Jeffs, each of which is exercisable into one common share, exercisable at a price of $0.75 per common share until November 24, 2026.

(24)Based on 32,217,393 common shares comprised of: (i) 32,070,726 common shares outstanding after completion of the Offering and Debt Settlement on June 19, 2024, and (ii) 146,667 Options held by Ms. Jeffs, each of which is exercisable into one common share, exercisable at a price of $0.75 per common share until November 24, 2026.

(25)Shares held directly.

(e)unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The Debt Settlement was approved by disinterested members of the board of directors of the Company and each of Caitlin Jeffs, Michael Thompson, Gregory Jensen and Marian Myers abstaining on the resolution of the board of directors approving the Debt Settlement as it related to their respective interest. A special committee was not established in connection with the approval of the Debt Settlement, and no materially contrary view or abstention was expressed or made by any director.

(f)a summary in accordance with section 6.5 of MI 61‐101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g)disclosure, in accordance with section 6.8 of MI 61‐101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:

(i)that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii)the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h)the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company entered into a debt settlement and subscription agreement with Fladgate pursuant to which Ms. Jeffs and Mr. Thompson jointly indirectly subscribed for 2,581,865 common shares in settlement of $129,093.25 in respect of certain loans advanced to the Company.

The Company entered into a debt settlement and subscription agreement with Da Costa Mgt pursuant to which Mr. da Costa indirectly subscribed for 1,000,000 common shares in settlement of $50,000 in accounts payable by the Company.

The Company entered into a debt settlement and subscription agreement with Gregory Jensen pursuant to which Mr. Jensen subscribed for 3,000,000 common shares in settlement of $150,000 in respect of a loan assignment.

The Company entered into a debt settlement and subscription agreement with Brian Gusko pursuant to which Mr. Gusko subscribed for 3,000,000 common shares in settlement of $150,000 in respect of a loan assignment.

The Company entered into a debt settlement and subscription agreement with Judith Marian Myers pursuant to which Ms. Myers subscribed for 3,000,000 common shares in settlement of $150,000 in respect of a loan assignment.

(i)disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61‐101 respectively, and the facts supporting reliance on the exemptions:

MI 61-101 requires that issuers obtain a formal valuation and minority shareholder approval of related party transactions, unless an applicable exemption is available. The Debt Settlement was exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in (i) Section 5.5(a) of MI 61-101 in that the fair market value of the Debt Settlement insofar as it involves interested parties did not exceed 25% of the Company’s market capitalization and (ii) section 5.5(b) of MI 61-101 as the Company’s Shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(1)(a) of MI 61-101 in that the fair market value of the Settlement did not exceed 25% of the Company’s market capitalization.

As this material change report is being filed less than 21 days before the transaction, there is a requirement under MI 61‐101 to explain why the shorter period was reasonable or necessary in the circumstances. In the view of the Company it was necessary to immediately close the Debt Settlement and therefore, such shorter period was reasonable and necessary in the circumstances to improve the Company’s financial position.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7Omitted Information

None

Item 8Executive Officer

Gregory Jensen, Chief Executive Officer, 1-866-907-5403

Item 9Date of Report

June 26, 2024